October 31, 2011

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

Attention:     Mr. Larry Spirgel

Re:	Sun Healthcare Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
File No. 001-12040

Ladies and Gentlemen:

The purpose of this letter is to supplement our August 19, 2011 response to the comment provided in your letter dated July 26, 2011, regarding your review of the aforementioned filing and our prior responses contained in letters dated May 12, 2011 and June 29, 2011 to comments made by you in letters dated April 29, 2011 and June 17, 2011.  For ease of reference, the comment from your letter is stated in full prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Comment 1:
 (13) Segment Information, page F-38

It appears to us that the CODM regularly reviews discrete financial information for the following business units:  SunBridge Northeast, SunBridge Southeast, SunBridge Western, SolAmor, and Americare.  We further note your statements that the CFO reports which contain discrete financial information on the legal entities are reviewed by the CODM to “make decisions about resource allocations between operating segments” and the monthly President’s reports are used to assess the operational and financial performance of each of your reporting units (which include your regional operations).  We believe that each of these business units separately constitutes an operating segment.  In light of our foregoing, tell us if you will achieve the same results if you tested goodwill for impairment at these levels.

Response:	In accordance with your request, we tested for goodwill impairment at the Inpatient division levels (SunBridge Northeast, SunBridge Southeast,

SunBridge Western, SolAmor and Americare) as of December 31, 2010.  For purposes of this additional impairment testing, and consistent with our discussions with the SEC Staff, we made the determination that our Inpatient divisions are operating segments in accordance with ASC 280.  Based on the results of this impairment testing, we concluded there was no goodwill impairment at the operating segment levels (i.e., division level) as of December 31, 2010. Our conclusion of no divisional goodwill impairment matches our previously reached fiscal 2010 year-end conclusion of no goodwill impairment when we tested for goodwill impairment at the higher Inpatient Services Healthcare Facilities level and the Inpatient Services Hospice Services level.

In light of the revised determination of operating segments, we considered the results of this conclusion on segment reporting in our periodic filings with the SEC.  In accordance with ASC 280 we have determined our Inpatient divisional operating segments (SunBridge Northeast, SunBridge Southeast, SunBridge Western, SolAmor and Americare) qualify for aggregation into a single reporting segment (Inpatient Services reporting segment).  Specifically referencing ASC 280-10-55-34 and ASC 280-10-50-11, we concluded our divisional operating segments qualified for aggregation into a single reporting segment as the divisional operating segments all exhibited similar operating and economic characteristics, including:

●     The similarity of the nature of the services provided by each division, which we define as skilled nursing care services, therapy services and palliative care services, primarily provided in a stand-alone, sub-acute care healthcare facility. The care services are generally provided by trained professionals with appropriate certifications. The stand-alone facilities are typically similarly sized and constructed.
●     The similarity of the class of customer to whom services are provided by the divisions, which are typically elderly patients requiring services either as a result of a medical condition that required a preceding stay in an acute care facility or need for 24 hour care that can be provided in a sub-acute care healthcare facility but cannot be provided in a home setting.
●     Consistent, company-wide processes and procedures, including quality of nursing care, delivery of skilled services, compliance with regulations and quality of medical supplies, used by each division to deliver our services.
●     The similarity of the regulatory environment in which each division operates with multiple federal and state rules and regulations. The individual state-level regulations are similar to each other due to the oversight of state Medicaid programs by the federal Centers for Medicare and Medicaid Services as well as other mandates prescribed by federal regulations on the states.
●     The similarity of payor sources across the divisions, which is predominantly based on reimbursement rates received from third party sources, the substantial majority of which is Medicare and Medicaid (comprising over 75% of revenue in our Inpatient Services reporting segment).  In addition, the mix of payor sources is consistent across the divisions and the reimbursement rates tend to fluctuate over time in a consistent manner across all divisions.
●     The similarity of cost structures across the divisions due to (1) a similar mix of local labor and local managers at each healthcare center (although we acknowledge that labor rates may vary across geographic markets), (2) national contracts with consistent pricing across the divisions for key cost drivers such as pharmaceutical and other medical supplies, for services such as housekeeping, and for foodservice supply products, and (3) landlords (many of which we lease facilities from under a master lease with a national footprint) who charge us similar rental rates across the markets in which we operate.
●     The similarity of the long-term operating margins of the divisions, both historical margin results and future margin projections, primarily as a result of the similarities described above.

Furthermore, we considered the manner in which our investors, potential investors, creditors and other stakeholders evaluate our operating results.  Based on our interactions with these stakeholders, we believe they consistently assess the performance of our operating segments on an aggregate basis (as described above).

Based on the foregoing analysis, we concluded the Inpatient divisional operating segments appropriately qualified for aggregation into a single reporting segment.  As such, in future filings, our financial statement footnote disclosure on reporting segments, which is included in our Form 10-Q and Form 10-K filings, will continue to report our Inpatient Services segment as a single reported segment alongside our two other reported segments identified as our Rehabilitation Therapy Services segment and our Medical Staffing Services segment.

As discussed in our letter dated August 19, 2011, we considered the July 29, 2011 announcement of significantly reduced Medicare reimbursement by the Centers for Medicare and Medicaid Services a triggering event for interim 2011 impairment testing.  We performed this impairment testing at the operating segment level (i.e., the division level) consistent with the updated determination of divisional operating segments discussed above for the 2010 revised impairment testing.  The interim testing was performed for long-lived assets, intangibles assets and goodwill attributable to the operating segments of our Inpatient Services reporting segment.  The testing methodology was consistent with our 2010 revised impairment testing, but incorporated recent environmental changes, predominantly the reduced Medicare reimbursement, in our projected cash flows and other valuation assumptions.  The testing resulted in a goodwill impairment charge of $314.7 million and an impairment charge of

$2.4 million for our favorable lease obligations intangible asset.  The testing results and underlying methodology will be described in our quarterly report on form 10-Q for the quarter ended September 30, 2011.

Please feel free to call me at 949-255-7136 if you have any questions regarding this response.

Sincerely,

SUN HEALTHCARE GROUP, INC.

/s/ L. Bryan Shaul

By:	L. Bryan Shaul
Executive Vice President
and Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Mr. Dean Suehiro

Andor D. Terner, Esq.
O’Melveny & Myers LLP

Alexander Marr
PricewaterhouseCoopers LLP